Exhibit 99.1

OSISKO DEVELOPMENT CLOSES US$203 MILLION PRIVATE PLACEMENT FINANCING

Montreal, Québec, August 15, 2025 – Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the successful closing of its previously announced private placement of 99,065,330 units of the Company (each, a "Unit") at a price of US$2.05 per Unit (the "Issue Price") for aggregate gross proceeds of approximately US$203 million (the "Offering").

The Offering is comprised of (i) a "bought deal" brokered private placement of 58,560,000 Units at the Issue Price for aggregate gross proceeds of approximately US$120 million (the "Brokered Offering"), and (ii) a non-brokered private placement of 40,505,330 Units at the Issue Price for aggregate gross proceeds of approximately US$83 million (the "Non-Brokered Offering"). The Non-Brokered Offering includes an approximate US$75 million subscription by Double Zero Capital LP ("Double Zero"), a Delaware investment firm, representing approximately 15.4% of the issued and outstanding common shares of the Company immediately following the closing of the Offering, on a non-diluted basis (refer to "Early Warning Disclosure of Double Zero" below).

Each Unit consists of one common share of the Company (each, a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each whole Warrant shall entitle the holder thereof to purchase one Common Share (each, a "Warrant Share"), at a price of US$2.56 per Warrant Share on or prior to August 15, 2027 (being, 24 months from the date of issuance), subject to acceleration. At any time following the 15-month anniversary of the closing date, if the closing price of the Common Shares on either the TSX Venture Exchange (the "TSXV") or the New York Stock Exchange exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the Warrants to a date that is 30 days after the date of such notice.

The Company intends to use the net proceeds of the Offering to fund the broadly distributed equity portion of the capital required to construct the Cariboo Gold Project and for general corporate purposes. The Company believes that the net proceeds of the Offering, together with the net proceeds of the US$450 million project loan credit facility with Appian Capital Advisory Limited announced on July 21, 2025, plus indications of interest from commodity traders seeking high-quality concentrate off-take, and other potential financing arrangements, will provide sufficient funding to construct the Cariboo Gold Project.

In connection with the Offering, the underwriters for the Brokered Offering were paid a cash commission equal to 4.5% of the aggregate gross proceeds of the Brokered Offering. In addition, in connection with the subscription by Double Zero, the Company paid Double Zero an investment fee equal to 4.0% of the gross proceeds from the subscription, which investment fee was settled in Common Shares.

All securities issued under the Offering (including the Common Shares issued to Double Zero in satisfaction of the investment fee payable to Double Zero) will be subject to a Canadian hold period expiring four months and one day from the date of issue pursuant to applicable Canadian securities laws. The Offering and investment fee remain subject to final acceptance of the TSXV.

Insider Participation

Certain insiders of the Company have subscribed for 628,000 Units under the Offering for aggregate gross proceeds of US$1,287,400. Each subscription by an "insider" is considered to be a "related party transaction" for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by each "related party" of the Company were not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company's market capitalization. Additionally, the Company is exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company's market capitalization.

Early Warning Disclosure of Double Zero

In connection with its subscription in the Non-Brokered Offering, Double Zero acquired ownership and control, directly and indirectly, of 36,600,000 Common Shares and 18,300,000 Warrants (which Warrants are subject to a blocker provision). Prior to the Offering, Double Zero did not hold any securities of the Company. After giving effect to the Offering and the investment fee payment (as settled in 1,464,000 Common Shares), Double Zero holds an aggregate of 38,064,000 Common Shares and 18,300,000 Warrants, representing approximately 16.0% of the issued and outstanding Common Shares on a non-diluted basis (approximately 21.9% on a partially-diluted basis, assuming full exercise of the Warrants held by Double Zero). The Warrants issued to Double Zero are subject to a blocker provision, such that Double Zero may not exercise any Warrants that would result in it holding (directly or indirectly) over 19.9% of the issued and outstanding Common Shares (after giving effect to such exercise), unless requisite shareholder, stock exchange and regulatory approvals have been obtained.

An early warning report in respect of the Company will be filed by Double Zero with applicable Canadian securities regulatory authorities and will be available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. To obtain copies of the early warning report once filed by Double Zero, please contact Melanie Cole of Aird & Berlis LLP, counsel to Double Zero, email: mcole@airdberlis.com and telephone: 416.865.4638.

The Common Shares and Warrants were acquired by Double Zero for investment purposes. Depending on market conditions and other factors, Double Zero may, from time to time, acquire additional Common Shares, Common Share purchase warrants or other securities of the Company or dispose of some or all of the securities in the Company that it owns at such time.

Double Zero and the Company entered into an investor rights agreement effective as of August 15, 2025 (the "Investor Rights Agreement") pursuant to which, among other things, the Company agreed to provide Double Zero with rights to nominate one director to the board of directors of the Company, customary pre-emptive rights and top-up rights in respect of certain acquisitions. In addition, pursuant to the terms of the Investor Rights Agreement, Double Zero has agreed to provide certain voting support to the Company. A copy of the Investor Rights Agreement will be filed on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile and with the U.S. Securities and Exchange Commission at www.sec.gov under the Company's issuer profile.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to "U.S. Persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or in compliance with applicable exemptions therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this news release may include, without limitation, statements pertaining to the use of the net proceeds from the Offering, the availability and use of proceeds of the credit facility (including the ability and timing to satisfy conditions precedents to subsequent draws under the credit facility (if at all)), the other financing arrangements that the Company is negotiating (including, the indications of interest, the type of financing arrangements, the size and quantum of such financing arrangements and the ability and timing to reach a definitive agreement in respect of these indications of interests (if at all)), the expectations regarding the Company's capital requirements to advance the Cariboo Gold Project to production, the ability of the Company to raise or arrangement for the remaining funding required to complete the construction of the Cariboo Gold Project, the timing and ability of the Company to make a final investment decision in respect of the Cariboo Gold Project, the ability to obtain the final acceptance of the TSXV and/or the New York Stock Exchange, and the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the TSXV and the New York Stock Exchange (if at all), the availability of the credit facility (including compliance with covenants under the credit facility or satisfaction of conditions to any subsequent draws or advances under the credit facility), the accuracy of estimated costs and risks of cost overruns and additional capital requirements in connection with advancing the Cariboo Gold Project to production, risks related to exploration, development and operation of the Cariboo Gold Project, the ability of the Company to reach a definitive agreement or obtain any funding from other financing arrangements (including, the terms and structure and timing thereof (if at all)), general economic and market conditions and business conditions in the mining industry, fluctuations in commodity and currency exchange rates, changes in regulatory framework and applicable laws, as well as those risks and factors as disclosed in the Company's most recent annual information form, financial statement and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR at www.sec.gov. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

The information provided herein as it relates to Double Zero has been furnished by Double Zero.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.